APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

NINE WINTERS BAKERY
Balance Sheet - unaudited
1/1/2023-4/30/2023

	Current Period
	30-Apr-23
ASSETS	
Current Assets:	
Cash	$ 13,794.43
Petty Cash	385.43
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	14,179.86
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	3,500.00
Computer Equipment	800.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	4,300.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 18,479.86
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	2,000.00
Sales Tax Payable	897.23
Payroll Liabilities	12,000.00
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		14,897.23
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		3,582.63
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		3,582.63
TOTAL LIABILITIES & EQUITY	$	**18,479.86**
Balance Sheet Check		-

I, Marissa Taylor, certify that:

1. The financial statements of Nine Winters Companies LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Nine Winters Companies LLC has not been included in this Form as Nine Winters Companies LLC was formed on 01/27/2023 and has not filed a tax return to date.

Signature	*Marissa Taylor*
Name:	Marissa Taylor
Title:	Owner